Exhibit 21.1

Subsidiaries of Esports Entertainment Group, Inc. *

Name of Entity	Jurisdiction
ggCircuit LLC	Indiana
Esports Services (Malta) Limited	Malta
Esports Entertainment (Malta) Limited	Malta

*	The names of certain subsidiaries have been omitted from this Exhibit 21.1 in accordance with applicable rules. The omitted subsidiaries, considered in the aggregate as a single subsidiary, did not constitute a “significant subsidiary” (as defined in Rule 1-02(v) of Regulation S-X) at June 30, 2023.